

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2024

Vincent Browne
Chief Executive Officer
Alternus Clean Energy, Inc.
360 Kingsley Park Drive, Suite 250
Fort Mill, SC 29715

> **Re: Alternus Clean Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 29, 2024**
> **File No. 333-278994**

Dear Vincent Browne:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed April 29, 2024

General

1. Please revise your disclosure to reflect applicable corresponding revisions made in response to our comment letters dated February 15, 2024 and May 24, 2024 regarding your Form S-1 (333-276630) initially filed on January 19, 2024.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

  Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc: Ross David Carmel, Esq.